EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

September 30, 2015
Assets
Current assets:
Cash and cash equivalents	$13,398
Receivables, net	292,453
Inventories	117,435
Deferred income taxes	14,420
Prepaid expenses and other current assets	12,101
Total current assets	449,807
Property, plant and equipment, net	482,520
Goodwill	44,057
Identifiable intangible and other assets, net	74,757
Total	$1,051,141
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$234,561
Total current liabilities	234,561
Long-term debt	136,619
Deferred income taxes	75,438
Other long-term liabilities	47,442
Parent’s net investment:
Parent’s net investment	562,441
Accumulated other comprehensive loss	(5,360)
Total parent’s net investment	557,081
Total	$1,051,141

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Nine Months Ended September 30, 2015
Net sales	$2,864,038
Cost of sales	2,171,884
Gross profit	692,154
Operating costs and expenses:
Selling and distribution	449,844
General and administrative	47,261
Amortization of intangibles	10,507
Restructuring and non-recurring costs	90,832
Total operating costs and expenses	598,444
Operating loss	93,710
Other expense:
Interest expense	8,926
Loss on early retirement of long- term debt	109,136
Total other expense	118,062
Loss from continuing operations before income taxes	(24,352)
Income tax benefit	(9,583)
Net loss from continuing operations	(14,769)
Loss from discontinued operations, net of tax	(53)
Net loss	(14,822)
Other comprehensive loss, net of tax	(1,084)
Comprehensive loss	$(15,906)

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